
StreetPrint
PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com


03029265

August 5, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated August 5, 2003.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

StreetPrint PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2003 Second Quarter Financial Results

Surrey, British Columbia, Canada, August 5, 2003 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, *unaudited summary financial results for the three and six months ending June 30, 2003.*

Summary Financial Information (Unaudited)

		Three Months Ended June 30		Six Months Ended June 30	
		2003	2002	2003	2002
Revenue	$	4,399,591	4,735,601	5,766,067	6,051,271
Earnings before depreciation and interest		436,392	1,236,715	(592,721)	669,583
Depreciation and amortization		68,507	67,777	135,118	134,376
Interest income, net		3,655	(1,289)	2,482	(3,403)
Earnings (loss) before income taxes		364,230	1,170,227	(730,321)	538,610
Income taxes (recovery)		177,103	432,895	(260,746)	180,395
Net earnings (loss)	$	187,127	737,332	(469,575)	358,215
Earnings (loss) per share – basic and diluted	$	0.03	0.11	(0.07)	0.05

Total revenues for the second quarter decreased by $336,000 or 7% over the second quarter of 2002, resulting *in total revenues for the six months ended June 30, 2003 at $285,000 or 5% below the same 2002 period.* The second quarter revenue results were represented by a 5% increase in coating revenues and a 26% decrease in equipment and tooling revenues. For the six months ended June 30, coating revenues were up 12% and equipment and tooling revenues down 25% over the same 2002 period.

Total North American revenues for the three months ended June 30, 2003 were down 11% or $396,000 overall, compared to the same 2002 period. In addition to the foreign exchange impact of the weaker US dollar in 2003, the drop in revenue reflects a 29% drop in equipment and tooling revenues as a result of fewer equipment and tooling kits sold to new applicators. Second quarter North American coating revenues improved 2% compared with the second quarter of 2002. The improvement results from a combination of the higher overall coating product price mix due to the 2003 launch of SP150E, a 7% sales volume improvement over the second quarter of 2002 and the offsetting impact of the weaker US dollar compared to 2002.

International revenues continued the trend from the first quarter with increases in coating revenues and slight declines in equipment and tooling revenues. Coating revenues for the second quarter were $85,000 or 14% above the same prior year period while equipment and tooling revenues decreased by $20,000 or 8%, resulting in an overall 7% revenue increase. Sales in Italy, Germany and Australia were strong contributors to second quarter international growth.

Continuing on from the first quarter, current period expenses included investments in sales and business development initiatives and thermoplastic-based product technology. Current period expenses for the second quarter were $1,112,000, compared to $586,000 for the second quarter of 2002. Specific expenses incurred in respect of sales and business development initiatives in the second quarter included $198,000 on demand creation marketing programs, $148,000 on the development of a new distribution channel to the residential market and $75,000 on thermoplastic-based product development. For the six-month period ended June 30, 2003, a total of $747,000 was incurred on these sales and business development initiatives. These investments are being incurred to generate sales growth in future periods.

At June 30, 2003, the Company's financial position remains stable with $452,000 in cash and working capital of $3.2 million.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 ext. 227 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary